Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

LEIDOS

Q1 2016 Earnings Results

April-27-2016

Confirmation # 13634293

Operator: Greetings, and welcome to the Leidos First Quarter 2016 Earnings results.

At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star, zero from your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Kelly P. Hernandez, Vice President of Investor Relations.

Thank you, Ms. Hernandez. You may now begin.

Ms. Kelly Hernandez: Thank you, Rob, and good morning, everyone. I’d like to welcome you to our first quarter 2016 earnings conference call. Joining me today are Roger Krone, our Chairman and CEO, and Jim Reagan, our Chief Financial Officer, and other members of the Leidos management team.

Today, we will discuss our results for the quarter ending April 1, 2016. Roger Krone will lead off the call with comments on the market environment and our company strategies. Jim will follow with a discussion of our financial performance and our expectations for the future. After these remarks from Roger and Jim, we’ll open the call for your questions.

Today’s discussion contains forward-looking statements based on the environment as we currently see it, and as such, does include risks and uncertainties. Please refer to our press release for more information on the specific risk factors that could cause actual results to differ materially.

Finally, during the call, we will discuss GAAP and non-GAAP financial measures. A reconciliation between the two is included in the press release that we issued this morning and is also available in the presentation slides provided on the investor relations section of our website at ir.leidos.com.

With that, I’ll turn the call over to Roger Krone.

Mr. Roger Krone: Thank you, Kelly, and thank you all for joining us this morning for our first quarter 2016 earnings conference call.

During the first quarter of 2016, we continued to focus on optimizing the Leidos business platform; the people, the capabilities, and the cost structure in preparation for the integration of Lockheed Martin’s IS&GS business after the transaction is closed.

We believe that this focus and the application of our platform to the combined business will enable us to deliver competitively priced innovative solutions to a broader set of customers and deliver value to our shareholders. From a people perspective, we continue to add key talent throughout the organization, adding diversity of thought, background, and expertise while optimizing the structure to enable us to operate in a lean and agile manner.

These efforts, in a combination with the reduction of a layer of management we indicated previously, resulted in several additions to the executive leadership team during the quarter, including Michele Brown as Chief Ethics and Compliance Officer, Bettina Welsh as Chief Audit Executive, John Fratamico as Group President of Surveillance and Reconnaissance, and Mary Craft as Group President of Global Services.

We have also asked Mike Leiter to lead our integration management office supporting the merger. Tom Dove has been named our Head of Strategy and Business Development and is also a new addition to the executive leadership team. Tom has been with the company for 16 years and he has over 30 years of experience in both government and industry.

Tom served in the Navy for 25 years in many capacities, including as an intelligence officer. Upon his retirement as a Navy captain in 2000, Tom joined the company and has since held positions in business development, program management, and line management.

I’m confident that the additional perspectives that all of these leaders bring to the organization will drive positive impacts for our employees and our customers.

On capabilities. We continue our investment in internal R&D, enabling us to stay at the forefront of technological innovation in our key addressable markets through our five core capabilities: C4ISR, cyber security, systems engineering, large scale agile software development, and data analytics.

And finally, from a cost structure standpoint, as previously mentioned, during the quarter, we announced the divesture of our design build, our heavy construction engineering business through a sales transaction to Haskell. We believe the transaction not only unlocks value for Leidos, but also enables the business to prosper further in the hands of a leading engineering procurement and construction firm.

The divesture allows us to better focus our engineering efforts in the utility, engineer, manufacturing, and broader infrastructure markets. We have accordingly renamed the sector as the Health and Infrastructure Sector. With the successful close of this transaction, which occurred on April 15th, the significant actions plan for our portfolio optimization program have concluded. We routinely re-evaluate our business, so there could be actions in the future but there is nothing further of a material level contemplated at this time. Jim will give you more details on the financial impact of the divesture shortly.

We also continue to make good progress on the proposed combination with Lockheed Martin’s IS&GS business. We established our integration management office under Mike’s leadership. The IMO leadership team comprises leaders from Leidos, IS&GS, and Lockheed Martin and is supported by post-merger management specialists from McKinsey.

The IMO is focused on all aspects of integration, including systems, finance, people, and maybe more important, culture. The team is focused on achieving a successful day one operating rhythm that positions the company well to achieve our synergy targets.

Since announcing the transaction, I’ve had the opportunity to visit six of the IS&GS sites, interacting with employees there and get hands on exposure to some of their technologies and capabilities. All of the people I’ve met and everything I’ve seen makes me more excited about the merger and the quality of the people that will join the Leidos family and the level of expertise we’ll be able to offer to our customers.

A couple of other updates on the proposed transaction. On March 28th, the Hart Scott Rodino anti-trust waiting period expired, satisfying one of the conditions necessary for the successful closing of the transaction. We also filed an initial registration statement with the SEC on April 18th to register the issuance of shares in connection with the IS&GS transaction. We continue to expect closing in the second half of 2016.

Onto the quarter. Revenues, earnings per share, and cash flow came in generally as we expected and we are tracking well to the annual guidance we provided on our last call. Consolidated revenue of 1.3 billion were up 5.3 percent from the prior year, driven by growth in both National Security and Health and Infrastructure sectors.

Our GAAP earnings per share from continuing operations grew significantly in the quarter, compared to the prior year as we improved core operations of the company and due to the impairment charges recognized in the prior period. Non-GAAP diluted earnings per share grew 7.5 percent versus the prior year period.

During the quarter, use of cash from operating activities was 18 million, generally in line with our expectations and Q1 seasonality, bringing our cash balance at the end of the quarter to 609 million. Our book to bill, on a consolidated basis, is up from a year ago levels, driven by strength in the NSS sector and we are encouraged by the opportunities we see ahead.

My leadership team and I remain committed to continuing the conservative and thoughtful way in which we manage the company focused on growth, profitability, and cash generation.

With that, let me hand the call over to Jim Reagan, Leidos’s Chief Financial Officer, for more details on the quarter and our outlook.

Mr. Jim Reagan: Thank you, Roger, and thanks everyone for joining us on the call today.

We’re off to a good start for the year, and as Roger previewed, we believe that we are on track to deliver to the guidance we provided in our last call.

Consolidated revenues for the first quarter were 1.3 billion, up 5 percent from prior year levels. GAAP operating income was 89 million during the quarter, up from the prior quarter’s 38 million level, reflecting improved margins in our sectors as well as the impact of an impairment charge in the prior year period.

GAAP diluted earnings per share from continuing operations for the first quarter was 66 cents versus 31 cents in the prior year period.

Adjusted EBIDTA, which is based on our non-GAAP operating income as detailed on slide 17, was 104 million during the quarter, representing a margin of 7.9 percent, up from 91 million or 7.3 percent in the prior year period.

The improved adjusted EBIDTA margin versus the prior year period is due predominately to strong margins in our National Security sector. Non-GAAP diluted EPS from continuing operations was 72 cents per share, up 7.5 percent from 67 cents in the prior year as detailed on slides 15 and 17 of the investor presentation on our website.

This earnings improvement was predominately driven by operational factors, notably strong margin—strong program performance in our National Security sector. Note that non-GAAP diluted EPS excludes the gain on a real estate sale conducted during the quarter as well as the impact of acquisition and integration costs and amortization of acquired intangibles. This is detailed on slide 17 of our earnings presentation.

As a reminder, all of the gains and charges associated with our ongoing real estate optimization program will be excluded for the purposes of our non-GAAP results.

Operating cash flow used by continuing operations was in line with our expectations and Q1 seasonality at 18 million. We ended the quarter at 61 days sales outstanding, a four day sequential decline as a result of the design build receivables being moved down to assets held for sale.

DSOs for the core business, excluding design build, were relatively flat sequentially. We exited the quarter with a sizable cash balance of $609 million.

In shifting to our business development results, we benefited from strong awards during the quarter, which resulted in net bookings of 1.2 billion, reflecting a book-to-bill of .95, compared to .72 in the year ago period. We also made an adjustment to our international backlog during the quarter of 217 million to reflect the strengthening of the US dollar versus the pound sterling. And while the magnitude will vary, we do expect to separately report adjustments to backlog in future years that result from the volatility of currency markets.

The value of bids outstanding at the end of the first quarter was 11.9 billion, up 9 percent sequentially primarily in the NSS pipeline.

Let me turn now to our sector results for the first quarter.

First, in our National Security Solutions sector, or NSS, revenues increased 4 percent year over year to 898 million driven by the ramp up in our UK LCST program. Operating income in NSS in the quarter grew 16 percent from the year ago period to 72 million or an 8 percent margin. The higher level of profitability is due to the higher revenue level as well as strong program performance.

NSS bookings for the quarter were 950 million for a book-to-bill of 1.1. This represents a sizable improvement over the prior year’s .7 level and reflects our stable win rates across an increasingly optimized pipeline of bids.

Now, onto Health and Infrastructure, or HIS. HIS revenues for the first quarter were 414 million, an increase of 7.5 percent from the prior year. This year over year growth was driven by a higher level of federal health and security product revenues, partially offset by the continued year over year contraction in our commercial health business.

Q1 operating margin for the sector was 8.7 percent, reflecting the strong contribution of the security product’s revenues.

Bookings for the quarter in HIS were 291 million, resulting in a book-to-bill of .7. The softness in book-to-bill is predominately a result of delays we’re experiencing and the awards of some bids and contract modifications in our pipeline.

Onto our corporate sector, we realize net expenses of 19 million during the quarter. This includes approximately 9 million of transaction and integration costs associated with the IS&GS transaction, which is excluded from our non-GAAP results as stated earlier. Excluding these transaction related expenses, which we expect to incur for some time, corporate sector expenses were within the typical quarterly range.

Now, moving on to guidance. For 2016 revenue, our prior guided range was 5.1 to 5.3 billion. Embedded within our guidance range, when we first provided this in February, was an assumption of $175 million of revenues from the heavy construction or design build business, which we have since sold.

During the first quarter, we recognized approximately 85 million of that 175 million. And given that the transaction closed shortly after the end of the first quarter, the remaining 90 million of revenue we expected from the design build business will no longer be realized in our numbers. However, given the $200 million range in our guidance for revenues, we are comfortable reiterating the range of 5.1 to 5.3 billion.

For non-GAAP diluted earnings per share this quarter with the impending transaction with IS&GS ahead of us, we’ve expanded our definition of non-GAAP diluted earnings per share to exclude the amortization of acquired intangibles. The impact associated with this change in definition is approximately 3 cents for the full year. Note that our historical results have also been restated in accordance with this expanded definition and the impact of this is reflected on slides 16 and 17 of our investor presentation.

Excluding the amortization of acquired tangibles will become more significant after the consummation of the IS&GS transaction and will enable the non-GAAP results to continue to provide investors with metrics that are more reflective of the ongoing cash earnings power of our continuing operations.

We continue to expect our non-GAAP diluted earnings per share for the year to be in the range of 275 to 295. Note that there’s no impact to our EPS outlook from the design build to transaction.

We are also reiterating our guidance for cash flow from operations to be at or above 275 million. And as a reminder, all metrics are guided on a basis to exclude any impact from the proposed transaction with IS&GS.

In conclusion, we are pleased with our performance thus far in the year. We continue to optimize all aspects of the Leidos platform, including people, capabilities, and cost in order to enable our employees to focus on addressing the needs of our customers and growing our business.

And with that, operator, lets now open it up so that we can take questions.

Operator: Thank you. At this time, we’ll be conducting a question and answer session.

If you’d like to ask a question, please press star, one on your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

One moment, please, while we poll for questions.

Thank you. Our first question is from the line of Edward Caso with Wells Fargo. Please proceed with your questions.

Mr. Edward Caso: Hi, good morning and congratulations. Could you get us updated on the MOD contract and DHMSM as well, please? Thank you.

Mr. Roger Krone: Yeah, let me start out and I’ll let Jim follow.

I think the MOD contract, that is the—what we call the LCST contract in the UK and then I’ll come back to the DHMSM contract.

So, over in the UK, actually things are proceeding well. We’re about two-thirds of the way of building what we call the new defense fulfillment center, which is the warehouse. We’re conducting operations essentially in the old system, improving the operations as they stand. And then when we get the warehouse completed later this year, we’ll start to operate out of the new warehouse.

The software development that seems to be on track. And, as Jim mentioned, we’ve actually seen some favorable financial returns from that program as well. So, we’re very, very pleased. In fact, I’m actually going over in a couple weeks. And that business is now under Mary Craft. I think Mary Craft is on an airplane over to meet with that customer.

The Defense Health Program, by the way, Ed, I think the customer is going to refer to it with a different name going forward. You’re going to call it Military Health Genesis Program under the Department of Health Administration. So, we will all have to relearn a new acronym.

It’s doing well. Our first real major milestone is we have to be up and running in the Northwest at two care facilities, one called Oak Harbor and one at Madigan, by the end of the year, and we’re on track to do that.

Cerner and Accenture have been doing a great job in supporting the program and, our team has been in place and working together as a team. And the customer remains very, very committed and focused. And it’s really been an absolute pleasure, frankly, to work with the combined government contractor team. They’ve been on a lot of programs and this one is really, really going well. And, of course, the future care of all the active soldiers, sailors, airmen and marines are depending on that program. So, we’re really committed to it.

Anything on numbers, Jim, you want to touch on?

Mr. Jim Reagan: Just that you know, we’ve previously said that, particularly focusing on the Defense Health program, it is accretive to the companies and the sectors margins. To date, the programs cost profile is along the lines of what we expected. It’s still on plan and we’re pleased with both the operating performance and the cash performance of that program.

Mr. Edward Caso: Can you remind us? Is it just the one task order so far? Have you gotten a second one?

Mr. Roger Krone: Okay. So, that’s on the Defense—I think that’s on the Defense Health program. We’re still working under Task Order One. You know, we started in July of last year. It was to run for 12 months. It actually extended that through the end of the year. So, we’re operating on what we call Task Order One, which will get us to, if you will, the first deployment out in the Northwest. So, we’re operating under the first Task Order.

Mr. Edward Caso: And finally, on—under the genesis or whatever, how fast does the old one rolling off, the old health record contract?

Mr. Roger Krone: Well—and I’m looking to Jim because—so, it is a rolling wave that literally takes years to completely roll off, and so we have a deployment schedule that goes in waves, and I really think it takes between eight and 10 years before the old system is completely turned off. And there are 220-ish healthcare facilities in the contract, and we’ve broken them into waves by region. And we start in the Northwest and follow the dictates of the customer and convert hospitals and critical care facilities on, like, six-month cycles for literally eight to 10 years.

Mr. Edward Caso: Well, congrats, and thank you.

Mr. Roger Krone: Great. Thanks, Ed.

Mr. Jim Reagan: Thanks, Ed.

Operator: Our next question is from the line of William Loomis with Stifel. Please go ahead with your question.

Mr. William Loomis: Thank you. Hi. With the sale of the design and build work, can you just remind us exactly what’s in—what do you have in infrastructure? Is there any legacy liabilities you might have on older builds, contracts, and just help us understand the makeup of that infrastructure business? Thanks.

Mr. Roger Krone: Well, let me give you a little bit of the business, and then Jim can talk about the actual terms of the deal and what we’ve done relative to typical terms, like reps and warranties and ongoing liabilities.

So, this was the construction business that when we bought it I think went by the name Benham, and although it has changed configuration over the years under SAIC and Leidos’s ownership, it is primarily an engineering procurement construction business. It’s been in size between 175 and I think last year we were over 300.

And it does just what you can imagine. It actually builds large infrastructure projects, and it is associated with the Plainfield Power Plant and how we got into that and some other projects that had been mostly related to big capital projects, energy, and infrastructure. And when we looked at whether this was a business that we could grow for us or whether we had the capabilities to be competitive against some of the large EPC companies in the marketplace, we just—we didn’t feel that we could.

And by selling it to Haskell, they’re committed to this sector and this market, and they have a deep management team. They’ll be able to extract that.

Mr. Jim Reagan: Yeah. So, just on the details of the transaction, Bill, there are, as you would expect when you’re carving out a business like this, there are a couple of ongoing programs where they were isolated in the contract. And they’re kind of indemnities that run both ways for pre- and post-closing issues.

We’ve done an assessment of the risk with that, and we considered the risk of any issues coming out of that for either party to be minimal. We’ve got a good handle on both of those programs. In terms of what the sector will look like post-closing, it’ll be roughly half health, and the other half will be infrastructure comprised of roughly a third of the total business will be engineering. And then the balance of the sector will be the security products business.

Mr. William Loomis: Okay. Great. And then just on your NSS business on the intelligence agencies, any with the reorgs that they’re facing, that you’re customers are facing? Have you seen any disruption in contract award activity or start-up of existing or anything like that?

Mr. Jim Reagan: No, not really. I—and you might be referring to NSA. There’s a program called NSA 21, and they’re in the process of rolling that out. And I think there are other things going on in the intelligence community. No, in fact, we would—I would maybe reflect that there are a couple procurements we’re in the middle of, and they are actually moving at a fast clip.

There’s a large program with the fort that we’re bidding on. And their proposal was due on time, and they called us and asked us to do orals just one week later. So, they’re—I think a lot of the agencies want to get contracts let before we get into the fall and the issues around presidential politics. So, no, and we’ve interfaced with the customers at the director level, and they’re really thinking about how they’re reorganized so that they can be effective in the next decade.

And we’re actually somewhat looking at all of this as favorable and a way of, just as we streamline, I think they are streamlining and trying to deliver capability faster to their customers.

Mr. William Loomis: Okay. Great. Thank you.

Mr. Roger Krone: Thanks, Bill.

Operator: Our next question comes from the line of Amit Singh with Jefferies. Please go ahead with your question.

Mr. Amit Singh: Hi, guys. Thank you for taking my question. Great quarter. Quick question on the [IS&GS] integration, especially related to people, as you mentioned your presentation as well.

As the integration is going on, there might be some voluntary or involuntary attrition on the IS&GS side, and I think Lockheed Martin recently had a press release [unintelligible] around 200 people in that business. I just wanted to get your, your thoughts on that, both on voluntary and involuntary side impact business. Is that— whatever is going on, is that actually your expectation?

Mr. Roger Krone: Okay. So, let me first put out the disclosure. So, Amit, great question. As everyone I’m sure realizes, we operate the two organizations completely independent, and Lockheed Martin is operating the business in the best interest of the Lockheed Martin shareholders. And they are taking the actions necessary to be competitive in their markets. And frankly, we’re doing the same.

And you’re seeing, I think, both organizations become leaner and more agile and removing layers. And I view that as positive. What I—as I understand what IS&GS is doing is, one, there’s a contract I think [unintelligible] that is associated with some of the reductions. But, they are becoming more lean and agile. I believe they had a plan, if they had spun off the business, that they would take certain actions. And they’re going forward with that, again, to the best of my knowledge.

At the executive leadership team, again, the invisibility that we have, I think they have an enthusiastic leadership team. To the best of my knowledge, none of those individuals have moved. We’re anxiously anticipating them coming with the business. They’re terrific folks. They’ve got decades of experience in managing their business and have obviously been quite successful in creating value.

And so, we don’t see, nor do we expect a lot of either voluntary or involuntary attrition at the leadership team level. You can imagine in that we’re going to double in size, approximately, if you refer to our S4. And therefore, our leadership team will grow. Our corporate office will grow. We will need experienced, skilled executives on the team and skills and abilities beyond what we currently have.

And so, we are enthusiastically looking at the Lockheed Martin leadership team coming over and being a part of the new Leidos executive leadership team.

Mr. Amit Singh: Great. Thank you. And just a follow up, do you know when originally Leidos in effect [unintelligible] related work that had some conflict with more of your R&D type of work.

Mr. Roger Krone: Right.

Mr. Amit Singh: I just wanted to get insight on—and I know you’ve spoken about it in previous calls—to IS&GS business. Does it have any SETA related work that is coming to you? And, if it is, what is that—will there be any OCI or anything? What is the plan there?

Mr. Roger Krone: Let’s see. They—I mean I’m sure you could recount the history at Lockheed Martin and SETA. They had a large SETA organization up in Valley Forge called the Systems Integrator I guess. It was called Valley Forge. And it was spun out as the Systems Integrator, which I think transformed into the company now called Vencore.

So, most of the SETA business had been spun out of Lockheed Martin. To the best of our knowledge, and we’ve been pretty thorough and had discussions with the team, there are only a—one or two contracts that we would describe as SETA, Systems Engineering and Technical Assistance, again, for those people on the call, which would create something called an organizational conflict of interest, which would prohibit us from bidding on certain contracts.

And we see no impact at all from the single contract that we’ve identified, or even if there’s, you know, another contract or two of a small nature. And, again, they had collected their SETA business and spun it out under the SI. And now we’re really enthusiastic about how the strategic fit of where Lockheed had positioned IS&GS marries in with the philosophy that we have at Leidos that was promulgated at the time of the split where we spun out the company now referred to as SAIC, which contained our SETA business.

And the more we learn, the more pleased we are about the, if you will, architectural work that had been done in creating IS&GS and how well it matches with the work that was done here.

Mr. Amit Singh: Perfect. Thank you very much, and congratulations again.

Mr. Roger Krone: Thank you.

Operator: Thank you. As a reminder, to ask a question today, you may press star-one from your telephone keypad. The next question is coming from the line Cai Von Rumohr with Cowen and Company. Please go ahead with your question.

Ms. Lucy Guo: Good morning. It’s Lucy Guo calling in for Cai here. I wanted to see if you could elaborate on the stronger than the average seasonality books of bill here. It looks like funded books of bill was close to 1.2 times. Can you provide some color on the bid pipeline and your bookings outlook please?

Mr. Jim Reagan: Sure. Well, this is Jim, Lucy. Thanks for your question. You know, through the past, I would call it, 18 months since Roger or I, we’ve been reshaping how we do business development, we’ve been increasingly careful about taking our B&P and our marketing spend and getting more yield out of it.

So, we have a set of metrics that we internally follow that’s very focused on win rates. It’s very focused on qualifying the pipeline earlier and making sure that we don’t move forward with large, expensive bids that are going to crowd out our ability to invest in growth. So, that has a lot to do with making sure that the yield for the month that we put into it gets us more.

We’re very pleased with the results for bookings that we have for the first quarter. And it certainly is one of the strongest Q1’s that we’ve seen in a long time. And I think that when we think about where that sits relative to our peer group, we’re feeling pretty good about it.

I would say that the other thing is that internally we target a full year book to bill at one or north of that, and with that as our target and entering the year with a backlog that’s roughly 2x our revenue plan, we’re feeling good about the guidance that we’ve put out there and how we’ll be achieving that and the growth plans that we have for the business.

Ms. Lucy Guo: Can you provide an update on your bids outstanding at HES or NSS or both?

Mr. Jim Reagan: Yeah. I think that we mentioned that in the script.

Ms. Lucy Guo: I may have missed it. I apologize.

Mr. Jim Reagan: Yeah, no, that’s okay. The total that’s outstanding at the end of the quarter was about $2.5, about $2.6 billion.

Ms. Lucy Guo: Okay.

Mr. Jim Reagan: And that’s the Health and Infrastructure Group. Let me go back. It’s about $9.3 billion for National Security.

Ms. Lucy Guo: Got it. Okay.

Mr. Roger Krone: Lucy, this is Roger. One point that kind of gets me excited is if you—if you’ve been through the S4, which is our registration statement, which I know many people on the line have gotten it. It’s certainly available to everyone through Edgar. There’s a pro forma number for the new company and shows $19.4 billion in backlog. And, as we get closer to the closing of the transaction, it’s just a really powerful number and speaks to the strength of the company and really creates kind of the excitement that we have around where this company’s going to go.

Ms. Lucy Guo: Right. And I was actually going to ask a question on S&G. One thing they talked about is their margins had a benefit from some of their weak—larger weakened [unintelligible] being pushed out and retaining the favorable terms on the incumbent contract. And that’s potentially a headwind going forward in ’17. Are there any factors that you can kind of see that would offset those headwinds in the out years?

Mr. Jim Reagan: Yeah. Lucy, this is Jim. I think that the way we think about that is that, when we talked about run rate synergies of the business of about $120 million. That’s gross $240. And that comes from combining the two businesses and being able to spread a corporate cost structure over a large base. That will enable not only the business to be more competitive and to help bolster their pipeline and win rates, but also to help maintain their improved margin profile that you’re seeing there.

So, that’s how we’ve been thinking about the future of that business and what their margin profile will look like.

Ms. Lucy Guo: Got it. And lastly, just want to get an update on the commercial health IT business that’s still down year-over-year, but have you seen any momentum, given the new head of sales in place and other team’s members in place?

Mr. Roger Krone: Yeah. Lucy, in my earlier remarks, I mentioned that year-over-year the commercial health business was down. But, what I probably should have added to that was that sequentially the business from Q4 into Q1, has actually had an uptick in revenue. It’s had an uptick in bookings and an uptick in profitability. And while we don’t talk about those numbers separately, I do think it’s worth mentioning on this call that we have seen improved results there.

One quarter doesn’t make a trend, and it’s hard to declare us at a definition inflect point. But, the business pipeline, which operates on a much shorter sales cycle, the bid pipeline is showing some improvement, and we’re looking not only to bolster the core work that we do around system and EHR implementations, but, looking at additional value add that we can bring to those same customers as we move up the value chain in that consultative sale.

Ms. Lucy Guo: That’s helpful. Thank you.

Mr. Roger Krone: Thank you, Lucy.

Operator: Thank you. There are no additional questions at this time. I would like to turn the floor back to Mr. Roger Krone for closing remarks.

Mr. Roger Krone: Great. Well, thanks. And to everybody on the call, I really appreciate you dialing in. We know it’s a busy day in the earnings front, and, we appreciate you being able to be on the call. And we tried to go early. Whenever a company is involved in a large transaction, I know from your perspective, you always are concerned that management will stay focused on running the core business.

And although one quarter doesn’t make a year, we believe, at least in the first quarter, we demonstrated that we’re going to keep our head down and focused on what we do here. We talk about the Leidos platform and focusing on the people, the capabilities, and the cost structure, and moving the business forward.

And we will continue to do that through the transaction and post the transaction. And just to better describe the way we’re dealing with the merger, we have set up essentially an independent integration management office. Those people in the IMO have been, if you will, moved there sort of on a permanent basis.

We have backfilled the individuals. So, the IMO is a standalone team, and we have filled all of our other positions. We talked about Tom Dove coming into the business development role. And so Mike has chosen to lead the IMO. He’s doing a super job. There’s meetings every day on integration. We’re talking about systems and people and, as I mentioned, culture.

But, that really affords the rest of Leidos to stay very, very focused on what’s going on in the customer space to make sure we’re delivering on our commitment, we’re executing to our contracts. And we’re going to continue that type of behaviour all the way through closing, and then eventually we will collapse the IMO and the IS&GS leadership team into the Leidos leadership team. And we will operate post-closing as one entity.

So, stayed tuned. And as we achieve milestone events in the merger, we will make announcements and put out 8-Ks, but so far everything seems to be on track. We’ve heard nothing that would cause us to think we’re not going to be able to close near the end of the summer. And we are all enthusiastically looking at the future of this new company that will be on the order of $10.5, $10.7 billion in revenue and as I said, $19.4 billion in backlog, which is really, really exciting to all of us.

Again, thanks for being on the call, and we’ll see you next quarter.

Operator: This concludes today’s teleconference. Thank you for your participation. You may now disconnect your lines at this time.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4 filed with the SEC by Leidos on April 18, 2016, Leidos’ preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016 as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed a registration statement on Form S-4/S-1 containing a prospectus and Leidos has filed a registration statement on Form S-4 containing a prospectus with the SEC, and Leidos has filed with the SEC a preliminary proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

No Offer or Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ prospectus included in the registration statement on Form S-4 filed with the SEC on April 18, 2016, Leidos’ 2015 Annual Report on Form 10-KT filed with the SEC on February 26, 2016, and in its preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 11, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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